SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2011

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON AER LINGUS TO REPLY TO ITS 28TH SEPT PROPOSALS TO INCREASE SHAREHOLDER VALUE

Ryanair today (12 Oct) wrote again to Aer Lingus Chairman Colm Barrington seeking a reply to its 28th September letter containing three proposals to reverse the substantial decline in Aer Lingus' shareprice from over €3 in 2007 to just over 60 cents in recent days. Aer Lingus has now been sitting on these proposals for two weeks, and as its share price languishes in the low 60 c's, Ryanair believes that Aer Lingus' shareholders are entitled to expect urgent action from the Chairman and Board of Aer Lingus. A copy of Ryanair's open letter to Aer Lingus' Chairman is attached.

http://www.rns-pdf.londonstockexchange.com/rns/0040Q_1-2011-10-11.pdf

For further information please contact:

                                                Daniel de Carvalho                Joe Carmody
                                                Ryanair Ltd                            Edelman
                                                Tel: +353-1-8121598           Tel. +353-1-6789333

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 12 October 2011

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary